ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 8, 2010	R. Newcomb Stillwell
617-951-7000
617-951-7050 fax
newcomb.stillwell@ropesgray.com

VIA EDGAR

Peggy Kim

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Gymboree Corporation
Schedule TO-T filed by Giraffe Acquisition Corporation
Filed October 25, 2010
File No. 5-42577

Dear Ms. Kim,

On behalf of each of Giraffe Acquisition Corporation, a Delaware corporation (“Giraffe”), Giraffe Holding, Inc., a Delaware corporation (“Holding”), and Bain Capital Fund X, L.P., a Cayman Islands exempted limited partnership (“Bain” and, together with Giraffe and Holding, the “Filers”), we are writing in response to the comment letter, dated November 3, 2010 (the “Comment Letter”), of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Giraffe’s above-referenced Schedule TO-T, filed on October 25, 2010 (as the same may be amended, the “Schedule TO-T”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics, followed by the responses of the Filers. Page numbers and other similar references used in the Staff’s comments below refer to the original Schedule TO-T. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Schedule TO-T.

- 2 -	November 8, 2010

Response to Staff Comments

Offer to Purchase

General

1.	Please advise us as to whether Giraffe Holding, Inc. and Bain Capital Fund X, L.P. should be included as co-bidders in the Offer, or revise the cover page of the Schedule TO and the Offer to Purchase. Please refer to the factors discussed in section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000) in your analysis of whether other bidders should be included. In this regard, we note that Giraffe Acquisition was formed solely for the purpose of acquiring Gymboree and is controlled by Bain Capital Fund X. We also note that Bain Capital Fund X will be providing part of the financing for the offer.

Response:

The Filers acknowledge the Staff’s comment and also acknowledge the factors described in section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000). The Filers confirm that they have performed an analysis of each factor’s relevance to the parties involved in our tender offer based on the particular facts and circumstances of the Offer. The Filers further acknowledge that Giraffe Holding, Inc. and Bain Capital Fund X, L.P. each should be included as a bidder in the Offer.

The Filers have revised the language on the cover to the Schedule TO-T as marked below:

THE GYMBOREE CORPORATION

(Names of Subject Company)

GIRAFFE ACQUISITION CORPORATION

(Name of Filing Persons (Offeror))

a wholly owned direct subsidiary of

GIRAFFE HOLDING, INC.

(Name of Filing Persons (Parent of Offeror and Co-Offeror))

BAIN CAPITAL FUND X, L.P.

(Names of Filing Persons (Other Person and Co-Offeror))

- 3 -	November 8, 2010

The Filers have also revised the language on the cover to the Schedule TO-T as marked below:

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Giraffe Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned direct subsidiary of Giraffe Holding, Inc., a Delaware corporation (“Parent”), which is controlled by Bain Capital Fund X, L.P., a Cayman Islands exempted limited partnership (“Bain Capital”), together with Parent and Bain Capital, each as co-bidders hereunder, for all of the outstanding shares of common stock, per value $0.001 per share (“Shares”), of The Gymboree Corporation, a Delaware corporation (“Gymboree”), at a price of $65.40 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated October 25, 2010 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

The Filers have also revised the language on the cover to the Offer to Purchase and in the section entitled “Introduction” as marked below:

Giraffe Acquisition Corporation, a Delaware corporation (which we refer to as the “Purchaser”) and a wholly owned direct subsidiary of Giraffe Holding, Inc., a Delaware corporation (which we refer to as the “Parent”), which is controlled by Bain Capital Fund X, L.P., a Cayman Islands exempted limited partnership (“Bain Capital”), together with Parent and Bain Capital, each as co-bidders hereunder, are offering to purchase for cash all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of The Gymboree Corporation, a Delaware corporation (which we refer to as “Gymboree”), at a purchase price of $65.40 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”).

What are the most significant conditions to the Offer, page S-iv

2.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise the Marketing Period condition since it is not apparent that shareholders will understand what events or nonevents would “trigger” the condition, allowing you to abandon the offer.

Response:

The Filers acknowledge the Staff’s concern regarding the lack of specificity in the disclosure relating to the Marketing Period condition, and have revised the language as marked below. Please also see the Filers’ response to the Staff’s comment 3 below.

- 4 -	November 8, 2010

the completion of the Marketing Period (as described below); provided, that, if the Marketing Period has not ended at the time of the satisfaction or waiver of the other conditions to the Offer, then the Offer Closing shall occur instead on the date following the satisfaction or waiver of such conditions that is the earliest to occur of (a) any business day before or during the Marketing Period as may be specified by Parent upon 2 business days’ prior notice to Gymboree and (b) the first business day after the final day of the Marketing Period. Pursuant to the Merger Agreement, Gymboree is required to provide to Parent certain financial information and to cooperate with Parent in connection with the Debt Financing (as described below). Among other things, Gymboree’s failure to timely provide such information or to provide sufficient cooperation could cause the failure of this condition.

3.	We note the bidders’ right to waive conditions. If the bidders decide to waive any material conditions, please note that they must expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the Minimum Tender Condition, the HSR condition or the Marketing Period condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with the bidders’ views on this issue. See Rule 14d-4(d).

Response:

The Filers acknowledge the requirement that bidders must announce any decision to waive a material condition in a manner reasonably calculated to inform security holders of the waiver. The Filers further acknowledge that if any condition to the Offer is waived, applicable Exchange Act rules may require that the Offer be extended to the extent that the waiver constitutes a material change to the Offer and the Offer would not otherwise remain open for a period sufficient for security holders to become reasonably informed of such change.

The Filers confirm that they will comply with Rule 14d-4(d), and direct the Staff’s attention to the statement set forth on page 5 of the Offer to Purchase: “If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to stockholders and investor response.”

- 5 -	November 8, 2010

The Filers agree with the Staff’s assertion that a waiver by the Filers of the Minimum Tender Condition and the HSR condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. However, the Filers respectfully disagree with respect to the Staff’s characterization of the Marketing Period condition. The Filers do not view a waiver of the Marketing Period condition as a material change requiring that at least five business days remain in the offer after such waiver.

While the expiration of the Marketing Period is deemed to be a condition of the Offer, the condition itself contains a mechanism through which the Filers are entitled to effect the Offer Closing before or during the Marketing Period rather than waiting for its expiration. Doing so would not technically be a “waiver” of the condition, but simply the exercise of the option that was granted to the Filers by Gymboree in the event that the Filers are able to raise the Debt Financing without the need for the full Marketing Period. The purpose of the Marketing Period is to provide the Filers adequate time and adequate information with which to procure the Debt Financing, and if the Filers are able to arrange the Debt Financing in a shorter period, this would be to the benefit of security holders (as they would receive their proceeds sooner) rather than to their detriment. A “waiver” by the Filers of this condition will cause the Offer Closing to occur sooner than it would otherwise occur, but on the same terms to security holders. In contrast to the Minimum Tender Condition and the HSR condition, waiver of which could theoretically put security holders at risk, the Filers respectfully submit that the Marketing Period condition is more akin to a standard closing condition regarding the performance by a target of a financing cooperation covenant, and further submit that a “waiver” of such condition would not constitute a material change requiring an extension of the Offer. In order to clarify the Filers’ current intentions with respect to the Marketing Period condition, we have included the following paragraph at the end of Section 15 to the Offer to Purchase:

We do not currently expect the Marketing Period condition to be satisfied prior to the initial Expiration Date. In the event that we obtain the Debt Financing on or prior to the Expiration Date, and all other conditions to the Offer have been satisfied or waived prior to such date (other than those conditions that by their terms are to be satisfied at the Offer Closing), we currently intend to exercise our option to cause the Offer Closing to occur on the date following the Expiration Date.

Determination of Validity, page 8

4.	Explain to us the purpose of the language that your interpretation of the conditions of the offer will be final and binding. Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

- 6 -	November 8, 2010

Response:

The Filers acknowledge the Staff’s concern regarding the finality of any interpretation of the conditions to the Offer, and have revised the language section entitled “Determination of Validity” as marked below:

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion~~, which determination shall be final and binding on all parties~~. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. ~~Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.~~ Any determinations made by us with respect to the terms and conditions of the Offer may be challenged by Gymboree’s stockholders, to the extent permitted by law, and are subject to review by a court of competent jurisdiction.

Financial Projections, page 13

5.	We note that you have included non-GAAP financial measures in this section. Please advise us as to the consideration given to whether these non-GAAP projections would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

Response:

As the Filers noted on page 13 of the Offer to Purchase, the projected financial information disclosed in the Offer to Purchase was provided to the Filers by Gymboree’s management as part of the Filers’ due diligence process. The Filers included the disclosure regarding the projected financial information because the Filers believed that the information may be deemed to be material information that was not, at the time of the disclosure, available to the public. In providing the projected financial information to the Filers, Gymboree’s management did not include a reconciliation of non-GAAP financial measures. The Filers therefore do not have the information necessary to provide such reconciliation in their disclosure.

The Filers further note that Rule 100(a) of Regulation G sets forth requirements that apply when a “registrant, or person acting on its behalf, publicly discloses material information that includes a non-GAAP financial measure”. Rule 101 of Regulation G states that “a registrant subject to [Regulation G] is one that has a class of securities registered under Section 12 of the Securities Exchange Act of 1934 (15 U.S.C. 78l), or is required to file reports under Section 15(d) of the

- 7 -	November 8, 2010

Securities Exchange Act of 1934 (15 U.S.C. 78o(d))…” The Filers respectfully submit that the Filers are not “registrants” and are not acting on behalf of a “registrant” for purposes of Regulation G and, therefore, the requirements of Regulation G do not apply to the Schedule TO-T.

Certain Conditions of the Offer, page 45

6.	We note the disclosure in the first paragraph on page 47 that conditions “may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time.” Please revise to clarify that all conditions to the tender offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate the offer, must be satisfied or waived on or before the expiration of the offer.

Response:

The Filers acknowledge the Staff’s comment regarding the disclosure relating to waiver of conditions of the Offer, and have revised the language as marked below:

The foregoing conditions are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and applicable law, may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time (in each case on or prior to the Expiration Date) in their sole discretion (other than the Minimum Tender Condition). The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time (in each case on or prior to the Expiration Date).

7.	Please refer to the last sentence in the first paragraph on page 47 relating to your failure to exercise any of the rights described in this section. This language implies that once a condition is triggered, you must decide whether or not to assert it. Please note that when a condition is triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally, or revise your disclosure.

Response:

The Filers acknowledge the Staff’s comment regarding the waiver of conditions of the Offer. The Filers hereby confirm that when a condition to the Offer exists and the Filers proceed with the Offer, in the Staff’s view this constitutes a waiver of the triggered condition, and further

- 8 -	November 8, 2010

confirm their understanding that, depending on the materiality of any waived condition to the Offer, the Filers may be required to extend the Offer in the manner set forth in the Offer to Purchase and recirculate new disclosure to Gymboree’s stockholders.

* * *

Please be advised that, in connection with the Comment Letter and the Filers’ responses thereto, the Filers hereby acknowledge the Staff’s position that (i) the Filers are responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Filers may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (617) 951-7000.

Best regards,

/s/ R. Newcomb Stillwell

R. Newcomb Stillwell

Ropes & Gray LLP

cc:	Sean Doherty, General Counsel, & Jordan Hitch, Managing Director,

Bain Capital Partners, LLC

Brian McCarthy, Esq. & Leif King, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP & Affiliates

Kimberly Holtz MacMillan, Vice President & General Counsel

The Gymboree Corporation